NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2009 First Quarter Results

Calgary, Alberta, April 28, 2009 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $0.33 per share (basic) for the first quarter ended March 31, 2009, a decrease of 3% from $0.34 per share earned in the first quarter ended March 31, 2008.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended March 31
	2009	2008
	(unaudited)

Sales	$ 140.7	$ 140.6

Gross profit	26.4	27.1
Gross profit - % of sales	0.2%	0.2%

EBITDA(1)	9.5	10.2
EBITDA(1) % of sales	0.1%	0.1%

Net income	$ 6.0	$ 6.3

Per share - basic	$ 0.33	$ 0.34
- diluted	$ 0.33	$ 0.34

Net working capital (2)	$ 153.2	$ 117.4
Bank operating loan (2)	$ 40.2	$ 21.8

“Our diversification strategies continue to progress, offsetting the decline in activity levels that has affected our core oilfield supply business,” said Michael West, President and CEO.

Net income for the first quarter of 2009 was $6.0 million, down $0.3 million from the first quarter of 2008. Sales were $140.7 million, consistent with the first quarter of 2008.   Capital project business comprised 62% of total sales (2008 – 55%), and increased $9.5 million (12%) over the prior year period due to continued growth of oil sands revenues. Gross profit was down $0.7 million with margins reducing by 0.4% from the prior year period. Selling, general and administrative expenses remained flat at $16.9 million for the quarter with increased facility costs being offset by lower variable compensation costs and reduced selling and marketing costs. Lower interest expense was associated with lower floating interest rates in the first quarter of 2009 compared to the same period in 2008.  Income taxes decreased by $0.2 million (3%) in the first quarter compared to the prior year period due to lower pre-tax earnings.  The weighted average number of shares outstanding during the first quarter decreased by 0.3 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.33 in the first quarter of 2009, down 3% from that earned in the first quarter 2008.

Business Outlook

The recent upheaval in global credit markets has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  While crude oil prices have recently rebounded from first quarter lows, natural gas prices are currently at the lowest levels seen in a decade.  Our customers continue to assess the impact of these changes on their businesses and capital expenditure plans in 2009.  Oil and gas well completions and rig counts have declined sharply at the end of the first quarter compared to 2008 levels and we expect the decline will continue through 2009 and into 2010. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  For the balance of 2009, sales levels are expected to decline compared to 2008 as expected lower oilfield sales are partially offset by expected increased sales to oil sands, midstream and industrial product end use markets.  The Company has a strong balance sheet and is positioned to pursue our strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan.  Net working capital and Bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2009 first quarter results, which is open to the public, will be held on Wednesday, April 29, 2009 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3416 in Toronto or dialing 1-800-733-7571 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21302002 followed by the pound sign and may be accessed until midnight Monday, May 11, 2009.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2602160 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com